Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
	2015	2014
	(000’s)	(000’s)
Earnings:
Income from continuing operations attributable to MDC Partners Inc.	$2,434	$9,231
Additions:
Income expense	625	3,030
Noncontrolling interest in income of consolidated subsidiaries	5,221	3,111
Fixed charges, as shown below	35,686	33,242
Distributions received from equity-method investees	41	8
	41,573	39,391
Subtractions:
Equity in income of investees	455	142

Earnings as adjusted	$43,552	$48,480
Fixed charges:
Interest on indebtedness, expensed or capitalized	27,249	25,496
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,135	1,145
Interest within rent expense	7,302	6,601
Total fixed charges	$35,686	$33,242
Ratio of earnings to fixed charges	1.22	1.46
Fixed charge deficiency	N/A	N/A